UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41645

ICZOOM GROUP INC.

(Registrant’s Name)

Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road

Futian District, Shenzhen

Guangdong, China, 518000

Tel: 86 755 86036281

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Information contained in this report

Effective May 22, 2026, Wei Xia resigned as a director of ICZOOM Group Inc., a Cayman Islands exempted company (the “Company”) for personal reasons. Mr. Xia’s decision to resign from the Company's board of directors (the “Board”) is not the result of any disagreement with the Company's operations, policies and procedures.

Effective May 22, 2026, Mr. Yi Wang was appointed to fill the vacancy on the Board caused by the resignation of Mr. Xia. Mr. Yi Wang was also appointed to serve on the Compensation Committee, the Nominating Committee, and as the chair of the Audit Committee.

Mr. Wang Yi, age 46, has served as Operations Director of Fengce Packaging Technology (Shanghai) Co., Ltd. since 2013. Prior to that, Mr. Wang was General Manager of Shanghai Gangcheng International Logistics Co., Ltd. from 2011 to 2013, and General Manager of Shanghai Shenliang Information Technology Co., Ltd. from 2005 to 2011. Mr. Wang holds a Bachelor’s degree in International Trade from Shanghai University of International Business and Economics.

We believe Mr. Wang is well qualified to serve on our board because of his extensive management experience in the packaging technology, logistics, and information technology industries, as well as his expertise in operations and business management.

On June 4, 2026, the Company issued a press release announcing the resignation and the appointment of the new director. A copy of the press release dated June 4, 2026 is included as Exhibit 99.1 to this report.

Exhibits

Exhibit No.	Description
99.1*	Press Release dated June 4, 2026

*	Furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICZOOM Group Inc.

Date: June 4, 2026	By:	/s/ Lei Xia
	Name:	Lei Xia
	Title:	Chief Executive Officer

2